Exhibit 99.1

Americas Silver Corporation Reports Second Quarter 2018 Financial Results

TORONTO--(BUSINESS WIRE)--August 13, 2018--Americas Silver Corporation (TSX: USA) (NYSE American: USAS) (“Americas Silver” or the “Company”) today reported consolidated financial and operational results for the second quarter of 2018.

This earnings release should be read in conjunction with the Company’s Second Quarter Production and Cost Update, Management’s Discussion and Analysis, Financial Statements and Notes to Financial Statements for the corresponding period, which have been posted on the Americas Silver Corporation SEDAR profile at www.sedar.com, on its EDGAR profile at www.sec.gov, and are also available on the Company’s website at www.americassilvercorp.com. All figures are in U.S. dollars unless otherwise noted.

Second Quarter Highlights

  Revenues of $17.3 million and net income of $1.4 million or $0.03 cents per share in Q2, 2018, compared with revenues of $17.2 million and net income of $0.9 million or $0.02 cents per share in Q2, 2017.
  Cash flow generated from operating activities1 for the first half of 2018 of approximately $8.0 million, compared to cash flow generated from operating activities of approximately $6.3 million during the same period in 2017.
  Record-low consolidated cash costs and all-in sustaining costs2 (“AISC”) were approximately negative ($6.15) per silver ounce, a decrease of 185% year-over-year, and approximately $5.40 per silver ounce, a decrease of 49% year-over-year, respectively.
  Consolidated silver production for the quarter of approximately 1.5 million silver equivalent3 ounces, an increase of 24% when compared to Q2 2017, including approximately 300,000 silver ounces.
  Cash balance at June 30, 2018 of $7.8 million with net working capital of approximately $12.1 million; long-term debt decreased to $8.3 million.
  Guidance for 2018 remains at 1.6 – 2.0 million silver ounces and 7.2 – 8.0 million silver equivalent ounces at cash costs of negative ($10.00) to negative ($5.00) per silver ounce and AISC of negative ($1.00) to $4.00 per silver ounce. The Company expects silver and silver equivalent production to be at the lower end of guidance, as a result of the Galena shaft repairs in Q2, 2018.

“The Company’s operations achieved record-low consolidated cash costs and all-in sustaining costs despite Galena’s operations being down for nearly a month during the quarter,” said Americas Silver President and CEO Darren Blasutti. “We expect the second half of the year to produce more silver, zinc and lead at lower unit operating costs as Galena returns to normal production and San Rafael ramps up to peak milling rates.”

Consolidated Production and Operating Costs

Consolidated Production and Cost Details
	Q2 2018	Q2 2017
Total ore processed (tonnes milled)	164,313	179,427
Silver produced (ounces)	301,711	557,892
Zinc produced (pounds)	8,756,201	2,904,374
Lead produced (pounds)	6,216,592	6,435,048
Copper produced (pounds)	-	273,475
Silver equivalent produced (ounces)	1,462,170	1,175,836
Silver recovery (percent)	74.4	90.6
Silver grade (grams per tonne)	77	107
Silver sold (ounces)	311,671	574,479
Zinc sold (pounds)	8,504,845	2,746,948
Lead sold (pounds)	6,352,839	6,725,788
Copper sold (pounds)	-	294,278
Cost of sales ($ per silver equivalent ounce)[1]	$8.20	$11.00
Silver cash cost ($ per silver ounce) [1]	($6.15)	$7.21
All-in sustaining cost ($ per silver ounce) [1]	$5.40	$10.65

1 For Q2 2017 cost of sales per silver equivalent ounce, cash costs per silver ounce, and all-in sustaining costs per silver ounce excludes pre-production of 22,549 silver ounces and 32,955 silver equivalent ounces, respectively, mined from El Cajón during its commissioning period. Pre-production revenue and cost of sales from El Cajón are capitalized as an offset to development costs.

Net income of $1.4 million was recorded for the quarter, compared to net income of $0.9 million for the second quarter of 2017. The improvement in net income was primarily attributable to higher metal production and realized metal prices, lower cost of sales, and a gain on the disposal of an asset, partially offset by higher care and maintenance costs associated with the temporary shutdown. The Company also generated cash from operating activities before non-cash working capital items of $4.3 million for the quarter compared to $3.2 million in the second quarter of 2017.

During Q2, 2018, the Company produced 1.5 million consolidated silver equivalent ounces including 0.3 million silver ounces, compared to production of 1.2 million consolidated silver equivalent ounces including 0.6 million silver ounces during Q2, 2017. Consolidated silver equivalent production increased due to the greater output of zinc and lead by-product metals from the San Rafael mine at the Cosalá Operations. During the first half of 2018, mining rates from San Rafael gradually increased as the mine balanced the extraction of ore with underground development into the main body of the deposit. Milling rates increased from 1,370 tonnes per calendar day in Q1 to 1,524 tonnes per calendar day in Q2 and are expected to be increase above 1,700 tonnes per day in the second half of this year.

Consolidated silver production was lower compared to prior quarters as Galena’s production was negatively impacted by necessary repairs to its No.3 Shaft completed by the end of Q2, 2018. As previously announced on June 14, 2018, production at the Galena Complex was negatively impacted by two separate issues affecting the No.3 Shaft for a combined total of 27 days during the quarter. Those issues have been resolved and are not expected to negatively impact production in the future.

Consolidated costs of sales were $8.20/oz. equivalent silver, by-product cash costs were negative ($6.15/oz.) silver, and all-in sustaining costs were $5.40/oz. silver, representing year-over-year decreases of 25%, 185% and 49%, respectively. These improvements were a result of the significant increase in zinc production (201%) from the San Rafael mine compared to Q2, 2017 when the Cosalá Operations previous mine, Nuestra Señora, was in production. The zinc production increase combined with increased realized prices for both zinc and lead substantially lowered these consolidated operating metrics for both Q2, 2018 and first half of 2018, despite the 27-day shutdown of the Galena mine.

Further information concerning the consolidated and individual mine operations is included in the Company’s second quarter Condensed Interim Consolidated Financial Statements for the six months ended June 30, 2018 and Management’s Discussion and Analysis for the three and six months ended June 30, 2018.

Q2 2018 Earnings Conference Call

President & CEO Darren Blasutti will be hosting a Q2, 2018 earnings conference call on Tuesday, August 14, 2018 at 8:30am EDT. A copy of the presentation will be made available on the company’s website at www.americassilvercorp.com.

Step 1: Dial-In
Canada and USA Toll-Free 1-800-584-1507
International Toll Number +1-416-620-9188

Step 2: Online Login
https://cc.callinfo.com/r/1b3u0dldpwwfe&eom

About Americas Silver Corporation

Americas Silver is a silver mining company focused on growth in precious metals from its existing asset base and execution of targeted accretive acquisitions. It owns and operates the Cosalá Operations in Sinaloa, Mexico and the Galena Mine Complex in Idaho, USA. The Company holds an option on the San Felipe development project in Sonora, Mexico. For further information please see SEDAR or americassilvercorp.com.

Cautionary Statement on Forward-Looking Information:

This news release contains “forward-looking information” within the meaning of applicable securities laws. Forward-looking information includes, but is not limited to, the Company’s expectations intentions, plans, assumptions and beliefs with respect to, among other things, the realization of exploration, operational, production, and development plans, the Cosalá Operations and Galena Complex as well as the Company’s financing efforts. Often, but not always, forward-looking information can be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “intend”, “estimate”, “may”, “assume” and “will” or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions, or statements about future events or performance. Forward-looking information is based on the opinions and estimates of the Company as of the date such information is provided and is subject to known and unknown risks, uncertainties, and other factors that may cause the actual results, level of activity, performance, or achievements of the Company to be materially different from those expressed or implied by such forward looking information. This includes the ability to develop and operate the Cosalá and Galena properties, risks associated with the mining industry such as economic factors (including future commodity prices, currency fluctuations and energy prices), ground conditions and factors other factors limiting mine access, failure of plant, equipment, processes and transportation services to operate as anticipated, environmental risks, government regulation, actual results of current exploration and production activities, possible variations in ore grade or recovery rates, permitting timelines, capital expenditures, reclamation activities, social and political developments and other risks of the mining industry. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated, or intended. Readers are cautioned not to place undue reliance on such information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific that contribute to the possibility that the predictions, forecasts, and projections of various future events will not occur. The Company undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.

1 Cash flow generated from operating activities is a non-IFRS financial measure calculated as net cash flow generated from operating activities less changes in non-cash working capital items such as trade and other receivables, inventories, prepaid expenses, and trade and other payables.
2 Cash cost per ounce and all-in sustaining cost per ounce are non-IFRS performance measures with no standardized definition. For further information and detailed reconciliations, please refer to the Company’s 2017 year-end and quarterly MD&A.
3 Silver equivalent production throughout this press release was calculated based on silver, zinc, lead and copper realized prices during each respective period.

CONTACT:
Americas Silver Corporation
Darren Blasutti, 416-848-9503
President and CEO